Mail Stop 0309	August 19, 2004

Mr. Todd S. Farha
President and Chief Executive Officer
WellCare Group, Inc.
6800 North Dale Mabry Highway, Suite 268
Tampa, FL 33614

Re:	WellCare Health Plans, Inc.
Form 10-Q for Quarter ended June 30, 2004 filed August 13, 2004
File No. 001-32209

Dear Mr. Farha:

We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II, Item I. Legal Proceedings

1. We refer to your disclosure regarding the action entitled E.S. Thomas vs. Well Care HMO, Inc. We note that the disclosure in your Form 10-Q states that the plaintiff "seeks monetary damages, including lost profits over the alleged contract term." We further note that the disclosure in your IPO prospectus states the plaintiff seeks "an unspecified amount of damages, including lost profits." We are in receipt of an order dated April 29, 2004 from the Office of Insurance Regulation of the State of Florida in which the company acknowledges that the plaintiff in this lawsuit is seeking damages in excess of $180 million. It appears that in future filings you should state the amount of damages sought by the plaintiff in this litigation. If you disagree, please advise us accordingly.

2. Please provide us your analysis as to why the E.S. Thomas litigation will not have a material adverse effect on your financial position, results of operations or cash flows. In future filings, to the extent that you state a material legal proceeding will not have a material adverse effect on your business, please disclose your basis.




You may contact Sonia Barros at (202) 824-5304 or me at (202) 942-1840 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director


cc:	Stephen A. Riddick, Esq.
Jason T. Simon, Esq.
Greenberg Traurig, LLP
800 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20006

Mr. Todd S. Farha
August 19, 2004
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